Exhibit 99.1

Media Release

Planegg/Munich, Germany, March 2, 2020

FDA Accepts MorphoSys’ Biologics License Application (BLA) and Grants Priority Review for Tafasitamab and Lenalidomide for the Treatment of Relapsed/Refractory DLBCL

MorphoSys AG (FSE: MOR; Prime Standard Segment; MDAX & TecDAX; NASDAQ: MOR) announced today that the U.S. Food and Drug Administration (FDA) accepted filing of MorphoSys’ Biologics License Application (BLA) and granted priority review for tafasitamab, the Company’s investigational anti-CD19 antibody, under review in combination with lenalidomide for the treatment of relapsed or refractory diffuse large B cell lymphoma (r/r DLBCL).The FDA has set a Prescription Drug User Fee Act (PDUFA) goal date of August 30, 2020. The FDA has informed MorphoSys that they are not currently planning to hold an advisory committee meeting to discuss the application.

“We are extremely pleased that the FDA has accepted filing of our application and granted priority review, as we believe that the combination of tafasitamab and lenalidomide may provide an additional treatment option for patients suffering from DLBCL, who have relapsed after or are refractory to the current standard of care,” said Dr. Malte Peters, Chief Development Officer of MorphoSys. “We would like to thank all patients participating in our clinical studies and we will continue to work relentlessly towards making tafasitamab available to patients.”

The BLA submission is based on the primary analysis data from the L-MIND trial of tafasitamab in combination with lenalidomide in patients with r/r DLBCL and the retrospective observational matched control cohort Re-MIND evaluating efficacy outcomes of r/r DLBCL patients who received lenalidomide monotherapy. MorphoSys announced the submission of the BLA at the end of December 2019.

Priority Review is granted to therapies that the FDA determines have the potential to provide significant improvements in the treatment, diagnosis or prevention of serious conditions. This designation shortens the FDA review period following the acceptance of the BLA to six months compared to ten months under Standard Review.

MorphoSys was granted Breakthrough Therapy Designation by the FDA for the combination of tafasitamab and lenalidomide in r/r DLBCL in 2017.

Tafasitamab is an investigational humanized Fc-engineered monoclonal antibody directed against CD19. In 2010, MorphoSys licensed exclusive worldwide rights to develop and commercialize tafasitamab from Xencor, Inc. Under the terms of the collaboration and licensing agreement, FDA acceptance of MorphoSys’ BLA submission triggers an undisclosed milestone payment from MorphoSys to Xencor.

About L-MIND

L-MIND is a single arm, open-label phase 2 study, investigating the combination of tafasitamab and lenalidomide in patients with relapsed or refractory diffuse large B cell lymphoma (r/r DLBCL) after up to two prior lines of therapy, including an anti-CD20 targeting therapy (e.g. rituximab), who are not eligible for high-dose chemotherapy and subsequent autologous stem cell transplantation. The study’s primary endpoint is objective response rate (ORR). Secondary outcome measures include duration of response (DoR), progression-free survival (PFS) and overall survival (OS). In May 2019, the study reached its primary completion. Primary analysis data with a cut-off date of November 30, 2018 included 80 patients enrolled into the trial who had received tafasitamab and lenalidomide and had been followed-up as per protocol for at least one year. Efficacy results in this update were based on response rates assessed by an independent review committee for all 80 patients.

About Re-MIND

Re-MIND, an observational retrospective study, was designed to isolate the contribution of tafasitamab in the combination with lenalidomide and to prove the combinatorial effect. The study compares real-world response data of patients with relapsed or refractory DLBCL who received lenalidomide monotherapy with the efficacy outcomes of the tafasitamab-lenalidomide combination, as investigated in MorphoSys’s L-MIND trial. Re-MIND collected the efficacy data from 490 r/r DLBCL patients in the U.S. and EU. Qualification criteria for matching patients of both studies were pre-specified. As a result, 76 eligible Re-MIND patients were identified and matched 1:1 to 76 of 80 L-MIND patients based on important baseline characteristics. Objective response rates (ORR) were validated based on this subset of 76 patients in Re-MIND and L-MIND, respectively. The primary endpoint of Re-MIND has been met and shows a statistically significant superior best ORR of the tafasitamab/lenalidomide combination compared to lenalidomide monotherapy.

About tafasitamab

Tafasitamab is an investigational humanized Fc-engineered monoclonal antibody directed against CD19. In 2010, MorphoSys licensed exclusive worldwide rights to develop and commercialize tafasitamab from Xencor, Inc. Tafasitamab incorporates an XmAb® engineered Fc domain, which is intended to lead to a significant potentiation of antibody-dependent cell-mediated cytotoxicity (ADCC) and antibody-dependent cellular phagocytosis (ADCP), thus aiming to improve a key mechanism of tumor cell killing.

In January 2020, MorphoSys and Incyte Corporation entered into a collaboration and licensing agreement to further develop and commercialize tafasitamab globally. In the U.S., MorphoSys and Incyte will co-commercialize tafasitamab, outside the U.S., Incyte will have exclusive commercialization rights. The agreement is subject to clearance by the U.S. antitrust authorities under the Hart-Scott-Rodino Act as well as by the German and Austrian antitrust authorities and will become effective as soon as these conditions have been met.

Tafasitamab is being clinically investigated as a therapeutic option in B cell malignancies in a number of ongoing combination trials. An open-label phase 2 combination trial (L-MIND study) is investigating the safety and efficacy of tafasitamab in combination with lenalidomide in patients with relapsed/refractory DLBCL who are not eligible for high-dose chemotherapy (HDC) and autologous stem cell transplantation (ASCT). The ongoing phase 3 study B-MIND assesses the combination of tafasitamab and bendamustine versus rituximab and bendamustine in r/r DLBCL. In addition, tafasitamab is currently being investigated in patients with relapsed/refractory CLL/SLL after discontinuation of a prior Bruton tyrosine kinase (BTK) inhibitor therapy (e.g. ibrutinib) in combination with idelalisib or venetoclax.

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, 28 of which are currently in clinical development. In 2017, Tremfya®, marketed by Janssen for the treatment of plaque psoriasis, became the first drug based on MorphoSys’ antibody technology to receive regulatory approval. MorphoSys most advanced proprietary product candidate, tafasitamab (MOR208), is in late-

stage clinical development for the treatment of patients with relapsed orrefractory diffuse large B cell lymphoma (r/r DLBCL). Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has over 400 employees. More information at www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma®, LanthioPep® and ENFORCERTM are trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc. XmAb® is a trademark of Xencor, Inc.

MorphoSys forward looking statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the expectations regarding the clinical development of tafasitamab in combination with lenalidomide in the L-MIND study in r/r DLBCL, the outcome of the Re-MIND study, the clinical development of tafasitamab in combination with bendamustine versus rituximab and bendamustine in the B-MIND study in r/r DLBCL, the further clinical development of tafasitamab, MorphoSys’ agreements with Xencor, Inc. and Incyte, Inc., as well as the BLA submission to the FDA, further interactions with regulatory authorities and expectations regarding regulatory filings and possible approvals for tafasitamab. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys’ expectations regarding the clinical development of tafasitamab in combination with lenalidomide in the L-MIND study in r/r DLBCL, the outcome of the Re-MIND study, the clinical development of tafasitamab in combination with bendamustine versus rituximab and bendamustine in the B-MIND study in r/r DLBCL, the further clinical development of tafasitamab, our agreements with Xencor, Inc. and Incyte, Inc., as well as the BLA submission to the FDA, further interactions with regulatory authorities and expectations regarding regulatory filings and possible approvals for tafasitamab may be false, MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’ Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys

Investor Contact:

Dr. Julia Neugebauer Director Corporate Communications & IR Tel: +49 (0) 89 / 899 27-179 Julia.Neugebauer@morphosys.com

Media Contacts:

Dr. Anca Alexandru Associate Director Corporate Communications & IR Tel: +49 (0) 89 / 899 27-26738 Anca.Alexandru@morphosys.com

Dr. Verena Kupas Associate Director Corporate Communications & IR Tel: +49 (0) 89 / 899 27-26814 Verena.Kupas@morphosys.com